As filed with the Securities and Exchange Commission on January 29, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

APPLIED GENETIC TECHNOLOGIES CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2836	59-3553710
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

14193 NW 119th Terrace, Suite 10

Alachua, Florida 32615

(386) 462-2204

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Susan B. Washer

President and Chief Executive Officer

14193 NW 119th Terrace, Suite 10

Alachua, Florida 32615

(386) 462-2204

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stacie S. Aarestad Foley Hoag LLP Seaport West 155 Seaport Boulevard Boston, MA 02110 (617) 832-1000	Brian Krex General Counsel Applied Genetic Technologies Company One Kendall Square, 1400W Cambridge, MA 02139

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, par value $0.001 per share	$35,000,000.00	$4,543.00

(1)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares subject to the underwriters’ option to purchase additional shares.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 29, 2020

PROSPECTUS

            Shares

Applied Genetic Technologies Corporation

Common Stock

Applied Genetic Technologies Corporation is offering              shares of its common stock. Our common stock is traded on the Nasdaq Global Market under the symbol “AGTC.” On January 28, 2020, the last reported sale price of our common stock was $7.27 per share.

We have granted the underwriters the option to purchase up to             additional shares of common stock to cover over-allotments.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)(2)	$	$
Proceeds to AGTC (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 25 of this prospectus for additional information regarding total underwriter compensation.
(2)	The underwriters will also be reimbursed for certain expenses incurred in this offering.

The underwriters expect to deliver the shares to purchasers on or about                     , 2020 through the book-entry facilities of The Depository Trust Company.

The date of this prospectus is                     , 2020.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to which we have referred you. We and the underwriters have not authorized anyone to provide you with information that is different. We and the underwriters are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where such offers and sales are permitted. Regardless of the time of delivery of this prospectus or any free writing prospectus or any sale of our common stock, the information in this prospectus is accurate only as of the date of this prospectus, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside the United States: Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any free writing prospectus outside of the United States.

Estimates in this prospectus of the patient populations for the diseases that we are targeting are based on published estimates of the rates of incidence of the diseases from scientific and general publications and research, surveys and studies conducted by third parties that we consider to be reliable, although such publications do not guarantee the accuracy or completeness of such information.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, contained or incorporated by reference in this prospectus, including statements regarding expectations about our future results of operations, business strategies and operations, financing plans, potential growth opportunities, potential market opportunities, clinical trial results and the effects of competition, as well as assumptions relating to the foregoing, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. In addition, any statements that refer to our plans to develop and commercialize our clinical stage product candidates; our ongoing and planned preclinical studies and clinical trials; the timing of the completion of our clinical trials and the availability of results from such trials; our ability to establish and maintain collaborations for our product candidate; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the rate and degree of market acceptance and clinical utility of our products; our intellectual property position; our commercialization, marketing and manufacturing capabilities and strategy; our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and the use of proceeds from this offering are forward-looking statements.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

You should read this prospectus, the documents that we reference in this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our financial statements and related notes incorporated by reference and the risk factors beginning on page 14 of this prospectus and contained in our Annual Report on Form 10-K for the year ended June 30, 2019, as amended, which is incorporated herein by reference, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “AGTC,” “Company,” “we,” “us” and “our” in this prospectus to refer to Applied Genetic Technologies Corporation.

Overview

We are a clinical-stage biotechnology company that uses a proprietary gene therapy platform to develop transformational genetic therapies for patients suffering from rare and debilitating diseases. Our initial focus is in the field of ophthalmology, where we have active clinical programs in X-linked retinitis pigmentosa (XLRP) and achromatopsia (ACHM) and preclinical programs in optogenetics, Stargardt disease and age-related macular degeneration (AMD). In addition to ophthalmology, we have initiated one preclinical program in otology and three preclinical programs in targeting central nervous system disorders (CNS), including one in adrenoleukodystrophy (ALD). With a number of important clinical milestones on the horizon, we believe we are well positioned to advance multiple programs towards pivotal studies. In addition to our product pipeline, we have also developed broad technological capabilities both internally and through our collaborations with Synpromics Limited (Synpromics) and the University of Florida, which provide us with expertise in vector design and manufacturing as well as synthetic promoter development and optimization.

Recent Developments

In September of 2019 we released positive interim six-month data from our ongoing phase 1/2 clinical program in XLRP for an initial set of patients dosed peripherally. The data showed that for nine patients dosed peripherally in dose groups 1-3 that their visual sensitivity as measured by perimetry was stable over the six months of follow-up especially for the high dose group patients. We also released three month data on eight patients dosed centrally showing improved retinal sensitivity.

In January of 2020 we released a second set of positive interim six-month data from our ongoing phase 1/2 clinical program in XLRP. The data showed that of the nine patients dosed centrally – two patients in the 2nd dose group and seven patients in the 4th dose group – improved retinal sensitivity (as measured by microperimetry) was observed in 50% (4/8) of evaluable patients through six months, and importantly, these data are consistent with the previous data reported at three months. In addition to retinal sensitivity we have observed stable and, in some cases, improving trends in visual acuity.

In both data releases the company reported that the study drug was safe and well-tolerated: we have dosed 26 patients as of January 24, 2020 and we have not observed dose limiting toxicity. We will continue to monitor patients for safety and efficacy and will release additional data on two new higher dose groups – as well as 12-month data on the first four dose groups – in the second half of 2020.

We plan to hold an end of Phase II meeting with the FDA in the second quarter of 2020 at which we hope to reach final agreement with the FDA on pivotal trial design. If successful, this would position us to initiate that XLRP pivotal trial in the second half of 2020.

On January 23, 2020, we announced encouraging interim six-month data from the dose-escalation cohorts of our ongoing phase 1/2 clinical programs in patients with achromatopsia due to mutation in the CNGB3 or

CNGA3 genes. The studies’ primary endpoint is safety, with various secondary efficacy endpoints, including light discomfort. The study agent was found to have a favorable safety profile, with no serious study drug-related adverse events. On the secondary efficacy endpoints, we saw preliminary signs of biologic activity based on light discomfort testing at month 3. Light discomfort is a clinically relevant symptom for these patients. On the additional secondary efficacy endpoints, we did not see consistent improvements, but we will continue to monitor these patients over time at higher doses and in younger patient groups. We will be treating two new groups of adult patients at higher doses, as well as three new groups of pediatric patients across both trials, enrolling a total of 32 new patients. Of these 32 new patients, we have already enrolled more than half of these patients as of January 24, 2020. Interim data from these additional patients will be reported in the second half of 2020.

Our Strategy

Our objective is to become a leader in developing and commercializing gene therapy treatments for patients with severe diseases, with an initial focus in ophthalmology, and thereby provide a better life for patients with these diseases. Our strategy to accomplish this goal is to:

•

Develop and commercialize gene therapies in orphan ophthalmology. Our lead product candidates are treatments for the severe orphan eye diseases XLRP and ACHM. Given the severity of these diseases and the current lack of treatment options, a one-time-treatment alternative that corrects the underlying genetic defect would provide long-term value for patients, their families and the healthcare system more broadly.

•	Expand our position in ophthalmology.

•

Continue our leadership position in orphan ophthalmology. We have developed significant experience in the orphan ophthalmology space through our ongoing work on XLRP and ACHM, our previous experience in X-linked retinoschisis (XLRS) and Leber’s Congenital Amaurosis Type 2 (LCA2) and in our preclinical ophthalmology programs. We are applying this knowledge to additional pre-clinical programs.

•

Leverage capabilities into larger ocular market opportunities. The insight and understanding that we have gained in connection with our inherited retinal disease programs enhances our capabilities to apply our technology to larger ophthalmology indications, such as our pre-clinical programs in dry age-related macular degeneration (AMD) and Stargardt disease.

•

Seek opportunities for strategic partnerships and acquisitions in ophthalmology and otology gene therapy. In February 2017, we entered into a collaboration agreement with Bionic Sight to develop an optogenetic product candidate for patients with advanced retinal disease that leverages our deep experience in gene therapy and ophthalmology and Bionic Sight’s innovative neuro-prosthetic device and algorithm for retinal coding. In October 2019, we announced a strategic collaboration with Otonomy, Inc. to co-develop and co-commercialize an AAV-based gene therapy to restore hearing in patients with sensorineural hearing loss caused by a mutation in the gap junction protein beta 2 gene (GJB2), the most common cause of congenital hearing loss. We believe there may be additional opportunities for us to partner with companies and academic groups in ophthalmology, otology and more generally. We expect that our breadth of experience in research, manufacturing, clinical and regulatory matters will help us to identify and execute in-licenses, co-development agreements, intellectual property acquisitions or manufacturing agreements that could further extend our leadership position in ophthalmology and otology gene therapy.

•

Extend our expertise in adeno-associated virus, or AAV, vector design, manufacturing and delivery. We believe that our understanding of our target indications and our robust internal expertise in viral vector design gives us a significant competitive advantage. This understanding includes the identification of novel capsids and the optimization of genes and promoters, physical vector delivery, vector manufacturing, clinical trial design and clinical trial conduct. We intend to continue to devote substantial resources both internally and with others, such as our external research collaborations with Synpromics and the University of Florida, to identify next generation capsids and to develop optimized promoters. We are also expanding our discovery capabilities to further enhance our ability to develop next generation products.

•

Expand our manufacturing capabilities. We continue to invest in the development and expansion of our internal manufacturing capabilities. We have a fully functional process development and pilot manufacturing facility used to manufacture early stage research materials, and as we advance further into clinical development, we plan to further develop our internal manufacturing capabilities. We have decreased our dependence on a single contract manufacturer by qualifying and contracting with multiple backup contractors. Further, we continue to invest in process and analytical improvements that have resulted in greater than a ten-fold increase in manufacturing yields relative to our early phase process and robust quality control enhancements that are amenable to characterization of commercial products. We believe these investments will facilitate the more rapid advancement of our product candidates through regulatory approval while reducing risk and will enhance the therapeutic and commercial potential of our gene therapy platform.

•

Pursue indications outside of ophthalmology with high unmet medical need and strong probability of a streamlined clinical, regulatory and commercial pathway. We will continue to focus on diseases for which the underlying genetic defect is well characterized and can be addressed by correcting or inserting a single gene, for which predictive animal models exist and for which clinical endpoints are objective and accepted by regulatory authorities. We believe that focusing on these types of indications will enable us to obtain data more rapidly and accelerate clinical studies and regulatory approval of our product candidates. Given the relatively low prevalence of patients who have these orphan diseases and the strong key opinion leader communities and patient advocacy groups that support them, we also believe these markets can be served with a small, targeted commercial infrastructure. Our research in otology and CNS are examples of this strategy.

Our Product Pipeline

Sight is critical to the human experience. Many people fear blindness more than premature death. Consequently, we have initially decided to focus our expertise in gene therapy on orphan diseases in ophthalmology. These orphan indications have patient populations that are small enough to allow for clinical trials on a manageable scale but have a sufficient prevalence to provide substantial commercial opportunity. By focusing initially on orphan ophthalmology product candidates, we are also able to leverage our experience and develop strong relationships within the relevant scientific and medical communities. Our clinical trials are conducted mainly at academic test centers and by working with the principal investigators and surgeons at these test centers, we have realized a number of important synergies.

Our lead programs

Our most advanced product candidates consist of three ophthalmology development programs across two targets: XLRP caused by mutations in the RPGR gene, and ACHM, caused by mutations in either the CNGB3 gene or the CNGA3 gene. These inherited orphan diseases of the eye are both caused by mutations in a single gene that significantly affect visual function and currently lack an effective medical treatment.

•

XLRP is a disease of the rod and cone photoreceptors characterized by progressive degeneration of the retina, which can lead to total blindness in adult men. According to a published study, the incidence rate for retinitis pigmentosa is about one in 4,000 people and we estimate that there are about 200,000 patients in the United States and Europe combined. It is estimated that about ten percent, or 20,000, of these people have XLRP. Our gene therapy approach to the treatment of XLRP involves using an AAV vector to insert a functional copy of the RPGR gene into the patient’s photoreceptor cells.

In September of 2019 we released positive interim six-month data from our ongoing phase 1/2 clinical program in XLRP for an initial set of patients dosed peripherally. The data showed that for nine patients dosed peripherally in dose groups 1-3 that their visual sensitivity as measured by perimetry was stable over the six months of follow-up especially for the high dose group patients. We also released three month data on eight patients dosed centrally showing improved retinal sensitivity.

In January of 2020 we released a second set of positive interim six-month data from our ongoing phase 1/2 clinical program in XLRP. The data showed that of the nine patients dosed centrally – two patients in the 2nd dose group and seven patients in the 4th dose group -improved retinal sensitivity (as measured by microperimetry) was shown in 50% (4/8) of evaluable patients through six months, and importantly, these data are consistent with the previous data reported at three months. In addition to retinal sensitivity we have observed stable and, in some cases, improving trends in visual acuity.

In both data releases the company reported that the study drug was safe and well-tolerated: we have dosed 26 patients as of January 24, 2020 and we have not observed dose limiting toxicity. We will continue to monitor patients for safety and efficacy and will release additional data on two new higher dose groups – as well as 12-month data on the first four dose groups – in the second half of 2020.

We plan to hold an end of Phase II meeting with the FDA in the second quarter of 2020 at which we hope to reach final agreement with the FDA on pivotal trial design. If successful, this would position us to initiate that XLRP pivotal trial in the second half of 2020.

•

ACHM is characterized by the absence of cone photoreceptor function, resulting in extremely poor visual acuity, extreme light sensitivity, day blindness and complete loss of color discrimination. According to a published study, the incidence rate for ACHM is approximately one in 30,000 people, and we therefore estimate that there are about 27,000 patients in the United States and Europe combined. Of these patients, about 75% have the form of disease caused by mutations in the CNGB3 gene or the CNGA3 gene. Our gene therapy approach to treatment of ACHM involves using an AAV vector to insert a functional copy of the CNGB3 or CNGA3 gene into the patient’s photoreceptor cells.

On January 23, 2020, we announced encouraging interim six-month data from the dose-escalation cohorts of our ongoing phase 1/2 clinical programs in patients with achromatopsia due to mutation in the CNGB3 or CNGA3 genes. The studies’ primary endpoint is safety, with various secondary efficacy endpoints, including light discomfort. The study agent was found to have a favorable safety profile, with no serious study drug-related adverse events. On the secondary efficacy endpoints, we saw preliminary signs of biologic activity based on light discomfort testing at month 3. Light discomfort is a clinically relevant symptom for these patients. On the additional secondary efficacy endpoints, we did not see consistent improvements, but we will continue to monitor these patients over time at higher doses and in younger patient groups. We will be treating two new groups of adult patients at higher doses, as well as three new groups of pediatric patients across both trials, enrolling a total of 32 new patients. Of these 32 new patients, we have already enrolled more than half as of January 24, 2020.

Other opportunities in ophthalmology

We believe our advanced gene therapy platform will enable us to develop and test new AAV vectors that carry gene sequences for other inherited diseases in ophthalmology (it is estimated that approximately 290 genes causing inherited retinal disease have been identified), and that by leveraging our work on our lead programs we can reduce the need for early research work. In this way, we anticipate being able to move products efficiently through preclinical studies and into clinical development. We have recently added two additional ophthalmology programs to our preclinical pipeline:

•

Stargardt. In November 2019, we announced the selection of Stargardt disease as the second ophthalmology program in our previously announced preclinical pipeline expansion and reported proof-of-concept expression data for our Stargardt disease gene therapy candidate in non-human primates (NHPs). In a 13-week study, subretinal injection of AAVs prepared at AGTC encoding the N-terminal fragment and C-terminal fragment of human ABCA4, which was tagged to distinguish it from the naturally occurring non-human primate ABCA4 protein, resulted in clear detection of full length recombinant human ABCA4 protein. The protein was detected in tissue punches harvested from inside the subretinal bleb, but not in the untreated surrounding tissue, confirming the specificity and effectiveness of the vector administration. Based on the results of this study, AGTC is continuing therapeutic development of its optimized dual vector system for the treatment of Stargardt disease.

Stargardt disease, the most common form of inherited macular degeneration, occurs in 1 in 8,000-10,000 individuals and most often results from mutations in the ABCA4 gene. Loss of functional ABCA4 protein leads to the accumulation of toxic substances in photoreceptors, resulting in photoreceptor death and progressive vision loss. A key challenge in developing an AAV-based gene therapy for the treatment of Stargardt disease is that the DNA sequence encoding the ABCA4 protein exceeds the payload capacity of AAV vectors. AGTC’s Stargardt disease program effectively addresses this challenge by dividing the coding sequence into two separate AAV vectors. Once inside the cell, the two DNA fragments recombine to form the complete coding sequence, which produces full length, functional ABCA4 protein. This approach has been successfully demonstrated by several laboratories in mouse retina, see for example, Dyka et al., 2019.

•

Dry AMD: According to the American Academy of Ophthalmology, an estimated 15 million people in North America have age-related macular degeneration (AMD), of which 85-90 percent are diagnosed with the non-exudative dry form. This medical condition, particularly if it progresses to either geographic atrophy or wet AMD, will result in blurred or no vision in the center of the visual field. Loss of central vision can make it hard to recognize faces, read, drive and perform daily activities. This program aims to address the dysregulation of the complement pathway, known to be an important contributor to the disease pathophysiology from human genetics studies, by leveraging our deep expertise in AAV gene engineering, ophthalmic gene delivery and large-scale manufacturing while providing another opportunity to expand our pipeline beyond diseases that result solely from mutations in single genes. We are currently analyzing data from proof of concept animal studies, which suggest our construct effectively intervenes with complement cascade enzymatic activity in vitro and in vivo. We will need to complete these studies prior to initiating IND-enabling safety studies.

Central Nervous System

A new strategic area of focus for AGTC is in the central nervous system, or CNS, where we see unique opportunities to leverage our comprehensive capabilities in vector design, delivery and manufacturing to address severe unmet medical needs in several diseases. We are actively developing three opportunities and have established a world-class scientific advisory board to assist and guide our efforts as we advance these programs through preclinical development:

•

Adrenoleukodystrophy (ALD): This disease is an X-linked disorder of fatty acid metabolism that leads to accumulation of very long chain fatty acids in tissues throughout the body, mainly in the central nervous system and the adrenal gland. Patients with ALD cannot break down long-chain fatty acids, leading to their accumulation in cells of the nervous system, brain and adrenal gland. This leads to progressive loss of the membrane that insulates nerves in the brain and spinal cord and may cause damage to the outer layer of the adrenal gland. Clinically, ALD is a heterogeneous disorder with several distinct phenotypes, including rapidly declining neurological function and early death in young boys or progressive muscular weakness leading to lower limb paralysis in adults. There are approximately 14,000 patients with ALD in the United States. Early data from our preclinical studies support a gene therapy-based approach to treating the disease and warrant advancing it to our preclinical pipeline. We have made significant progress on vector design, animal model proof of concept and targeting studies in non-human primates (NHP) in order to obtain data to support moving a potential product candidate to IND enabling studies.

•

Two Additional CNS indications: We are working on two additional rare genetic CNS indications – frontotemporal dementia (FTD) and amyotrophic lateral sclerosis (ALS) – that have substantial patient populations and well-defined clinical phenotypes. FTD is a fatal, degenerative brain disease, second only to Alzheimer’s disease in terms of prevalence & incidence in the dementia spectrum. The most common signs of FTD involve extreme changes in behavior and personality. There are estimated to be greater than 50,000 cases in United States, 10-15% of which are genetically inherited. At present, there are no effective therapies available. The target mechanism we are working on and its technical feasibility have been clearly established. It plays to AGTC’s strengths in AAV technology and proof-of-concept studies, either published or AGTC pilot data in NHP, support the target approach. ALS (Lou Gehrig’s disease) is an autosomal dominant, progressive, fatal adult onset neurodegenerative disease with no effective therapy. There are approximately 24,000 people with ALS in the United States at a given time, of which approximately 10% are genetically inherited. As with FTD, the mutations causing the majority of familial ALS are well documented. For the target of interest there are robust animal models and we are using novel vector and transgene engineering technologies to design the optimum gene cassette and exploring the most effective approach to administering the AAV to the brain and spinal cord.

Strategic collaborations

We have formed strategic alliances in which both parties contribute expertise to enable the discovery and development of potential gene therapy product candidates. To access the substantial funding and other resources required to develop and commercialize gene therapy products, we intend to seek additional opportunities to form strategic alliances with collaborators who can augment our industry-leading gene therapy expertise.

Bionic Sight

On February 2, 2017, we entered into a strategic research and development collaboration agreement with Bionic Sight to develop therapies for patients with visual deficits and blindness due to retinal disease. Through the AGTC-Bionic Sight collaboration, the companies seek to develop a new optogenetic therapy that leverages

AGTC’s deep experience in gene therapy and ophthalmology and Bionic Sight’s innovative neuro-prosthetic device and algorithm for retinal coding.

Under the agreement, we made an initial $2.0 million payment to Bionic Sight for an equity interest, of approximately five percent, in that company. In addition to the initial investment, we made contributions to ongoing research and development costs through additional payments and in-kind contributions to Bionic Sight in support of that company’s efforts to file its IND and initiate activities at their clinical trial site.

We will receive additional equity, based on the valuation in place at the beginning of the agreement, in exchange for these cash and in-kind research and development contributions. Bionic Sight’s recent clearance of its IND filing, and its successful clearance by the clinical site internal review board (IRB), triggered our required purchase of additional equity in Bionic Sight for $4.0 million, at a pre-determined valuation. We have no further financial obligations to Bionic Sight after making this additional investment, and the execution of Bionic Sight’s clinical trial is the sole responsibility of Bionic Sight.

Otonomy

In October 2019, we announced our entry into a strategic collaboration with Otonomy, Inc. to co-develop and co-commercialize an AAV-based gene therapy to restore hearing in patients with sensorineural hearing loss caused by a mutation in the gap junction protein beta 2 gene (GJB2) – the most common cause of congenital hearing loss. Mutations in GJB2 account for approximately 30% of all genetic hearing loss cases. Patients with this mutation can have severe-to-profound deafness in both ears that is identified in screening tests routinely performed in newborns. Under the collaboration agreement, the parties will equally share the program costs and proceeds beginning in January 2020, and can include additional genetic hearing loss targets in the future.

Hearing loss is the most common inherited sensory disorder. In developed countries such as the United States, genetic mutations are responsible for the vast majority of hearing loss in young children, which is estimated to affect 1 out of 500 children before speech develops. Because congenital hearing loss is one of the most prevalent chronic conditions in children, neonatal screening is routinely performed. This is typically followed by genetic testing in those cases where a deficit has been detected. Mutations have been identified in over 100 genes including the gap junction protein beta 2 gene (GBJ2), which is the most frequent cause of severe-to-profound congenital hearing loss. The GJB2 gene encodes connexin-26 which is expressed in cochlear support cells, forming gap junctions that control potassium homeostasis which is critical for the survival and function of hair cells and normal hearing. Mutations in GJB2 impair gap junctions and cochlear homeostasis leading to hair cell dysfunction and hearing loss. The goal of GJB2 gene therapy is to restore functional gap junctions, preserve hair cells and to improve hearing. With our partner, we are designing and evaluating vector components to select the preferred combination of capsid, promoter and gene construct, both in vitro and in vivo, including NHPs. We are also exploring formulation & delivery of the AAV. The next steps include lead vector candidate production and validation in vivo, and preparation for IND enabling toxicology and biodistribution studies.

Our Gene Therapy Platform

Although the concept of gene therapy is relatively straightforward, the process of developing and manufacturing vectors capable of delivering genetic material safely into a patient’s own cells is highly technical and demands significant expertise, experience and know-how. Our approach to gene therapy product development is built on our core competencies in four key areas: vector selection, design, manufacturing and delivery, each of which is described in further detail below. One of our key capabilities is our depth of understanding of the complex interplay between the clinical disease, the cells in the patient’s body that need treatment, the selection of a capsid and a promoter, the design of the gene construct and the physical administration method. We have spent more than 18 years conducting research on the best combinations of these elements with the aim of developing safe and effective product candidates.

Vector Selection

The success of a gene therapy platform is highly dependent on the vector selected. Our platform is based on the use of a modified version of the non-replicating AAV to deliver the correct DNA directly to the nucleus of the cells affected by the disease. As an underlying platform, we believe that AAV vectors are particularly well suited for treating our target diseases and have advantages over other viral vectors, such as adenovirus, herpes virus and lentivirus. These advantages include:

•	AAV is a small, simple non-enveloped virus with only two native genes, which makes the virus easy to engineer as an effective vector;

•	AAV is inherently stable and resistant to degradation;

•	AAV vectors are capable of delivering functional genes in a manner that supports long-term production of protein, leading to sustained therapeutic effect, without altering the patient’s native DNA;

•	AAV vectors have a demonstrated safety profile across multiple human clinical trials in several indications; and

•

AAV vectors are versatile, having the ability to carry therapeutic gene sequences of up to 4,000 base pairs in length into a patient’s cell. As more than 90% of human genes have coding sequences less than 3,000 base pairs in length, this allows AAV vectors to be used in a wide variety of indications.

Vector Design

After selection of the vector type, there are other critical factors to be considered to maximize the safety and efficacy of the final gene therapy product:

•

Gene of Interest: The first step in vector design is to identify either the therapeutic protein that we want the patient’s own cells to produce (which is expressed from a DNA sequence that defines the gene of interest), or other cargo content, such as gene editing components or an RNA targeting sequence. In many cases the DNA sequence must be engineered to be stable during manufacturing and delivery.

•

Promoter: Production of the protein in the cell requires a promoter, which is a genetic element that drives expression. Certain promoters function well only in certain cell types, whereas other promoters function well in almost any cell type. We make our selection by comparing different promoters in the specific type of cells that are affected in each disease target, ideally in an animal whose physiology is close to that of humans, to find the promoter that best enables production of therapeutic levels of protein in that cell type. We have on-going internal and external research efforts to design promoters that optimize therapeutic constructs for maximum expression with a smaller size, better expression and increased cell specificity.

•

Capsid: After the promoter and gene of interest are selected, these elements must be packaged into an AAV capsid. There are 108 to 109 variations of AAV capsids with different abilities to bind to and enter varying cell types. Not only do we engineer these capsids in-house, we also collaborate with commercial and academic researchers to develop novel capsids that efficiently enter the type of cells that are affected by each of our targeted diseases.

Vector Manufacturing

We have developed a proprietary, high-yield vector manufacturing process using scalable technologies. While our manufacturing method uses the herpes virus as a helper in the first step of a four-step AAV vector manufacturing process, there is no herpes virus in the final product. Our propriety process for AAV manufacturing uses robust cell lines that are well characterized and have been included in multiple regulatory submissions in the United States, Canada and Europe. This process is highly efficient and selective, generating more packaged vector with higher fidelity of target sequences than other production systems. We have developed and transferred over 30 robust and quantitative product-specific assays consistent with expected requirements for clinical development and are currently validating the assays as required for regulatory approval. We supplement our deep manufacturing experience with characterization of the resulting candidate technology. We have successfully completed technology transfer for vector manufacturing to multiple Contract Manufacturing Organizations (CMOs) and multiple partners. Additionally, we have made several process improvements leading to a ten-fold increase in productivity and conversion to a fully scalable suspension process.

Our manufacturing process has been reviewed by the FDA, Health Canada, the Irish Medicines Board, and the Israeli Ministry of Health and has been authorized for production of product candidates for use in clinical trials in the United States, Canada, Europe and Israel. To date we have successfully manufactured clinical trial material for seven different indications using three different manufacturing vendors, to ensure sufficient capacity, and believe we are the only AAV gene therapy company with this level of experience. Our manufacturing process is reproducible and scalable. Our process development facility is operational and we are conducting equipment evaluation runs with multiple vendors to support development of commercial processes for our product candidates.

We own or have licensed 67 issued patents, nine pending patent applications and three allowed patent applications covering our manufacturing technology. We believe that our core competency and intellectual property estate in vector manufacturing differentiate us competitively and provide a key differentiating element of our gene therapy platform.

The complexity of gene therapy manufacturing and lack of dedicated infrastructure to support it have historically resulted in poor reproducibility and lack of reliability in meeting material needs beyond the early human clinical setting. rAAV vector manufacturing has been limited by inefficient constructs, poor scalability, inadequate yields and insufficient purity. We have committed substantial resources to developing an integrated production and testing platform capable of meeting both clinical and commercial needs, including:

•	Our propriety platform for AAV production generates high quality rAAV vectors with high packaging fidelity, high infectivity and low empty particles across multiple serotypes.

•

Our AAV production system generates high volumetric productivities and has been demonstrated to work in multiple vendors’ single-use bioreactor (SUB) systems and has achieved more than 10-fold improvement in productivity compared to other manufacturing formats.

•	We have adapted our HSV helper manufacturing system to SUBs, removing scale and format limitations attendant with adherent cell culture.

•	We have optimized purification and formulation activities to yield multiple rAAV serotypes in a dose-ready form with exceptional purity at previously unattainable genomic concentrations.

•

Our integrated testing platform has generated over 30 product-specific characterization assays that have been successfully transferred for the evaluation of HSV helpers and AAV vectors at contract testing organizations.

•	The robust cell substrates we employ are well characterized and have been reviewed in several regulatory submissions in the US, Canada, Israel and Europe.

•	Our ability to successfully transfer the technology to multiple contract manufacturing organizations as well as collaboration partners demonstrates the robustness of our manufacturing process.

Taken together, we believe the efficiency, productivity, scalability, characterization and regulatory definition of our proprietary rAAV manufacturing platform uniquely position us to accelerate from early phase human clinical trials to late phase, BLA-enabling data in all our clinical programs. We are currently at commercial scale for our orphan ophthalmology programs given the relatively small volume per doses required per treatment and the ability to achieve thousands of doses from a small bioreactor. As such, in the near term, it is more efficient for us to pursue a hybrid strategy where we have developed and optimized the manufacturing process and leverage a CMO’s investment in capital equipment when needed.

Vector Delivery

Our gene therapy platform allows for vector delivery by a variety of methods, and we select the method that is best suited for the disease and cell type that we are targeting.

In ophthalmology, the product candidate can best be delivered to cells in the eye by either injecting the product candidate under the retina, a sub-retinal injection or by injecting the product candidate into the vitreous of the eye, an intravitreal injection. We are using sub-retinal injection as the method of delivery for our XLRP and ACHM product candidates in our ongoing clinical trials and have developed an extensive training program for surgeons in order to assure consistent delivery across patients. We expect to use intravitreal injection as the method of delivery for Bionic Sights’ optogenetic product candidate.

Established surgical techniques used to introduce AAV in otology indications include microinjection into the cochlea via an apical cochleostomy or through the round window membrane. Like the eye, the inner ear sensory organ – the organ of Corti – is bathed by fluid-filled spaces, enabling accessible vector administration.

Once a product candidate is identified in our ALD discovery program, we expect it will be administered by intrathecal delivery, which is an injection into the cerebrospinal fluid.

Our Strengths

We believe the combination of our technology expertise and product development know-how positions us well to be leaders in the gene therapy field. We believe our strengths include:

•	Product candidates in clinical development, including three ongoing phase 1/2 clinical trials with sufficient capital to complete enrollment and initial data analysis for all of these trials;

•	Significant relationships with key opinion leaders in the fields of ophthalmology, otology, CNS, and AAV production;

•	Robust preclinical product development pipeline including ophthalmology, otology and CNS disorders;

•	A collaboration with Bionic Sight for the development of an optogenetic gene therapy in conjunction with a neuro-prosthetic device with an algorithm for advanced retinal coding;

•

Proprietary gene therapy manufacturing system, capable of making significant quantities of high quality viral vectors in accordance with Good Manufacturing Practice (GMP) standards as successfully demonstrated in seven different clinical trials, and has recently demonstrated a 10-fold increase in productivity as a result of our internal development efforts;

•	Product candidates which, to date, use recombinant AAV vector technology, a well-studied, versatile and efficient gene therapy approach;

•

Topline interim six-month and 12- month data from our phase 1/2 clinical trial for our XLRS product candidate demonstrating the safety and tolerability of our gene delivery platform (though it did not demonstrate signs of clinical activity);

•	Technical expertise in analytical techniques, synthetic promoter development, engineered capsids, optimized capsids and specialized formulation and delivery techniques; and

•	Capabilities in clinical operations and medical affairs to power our multiple clinical programs forward.

Risks associated with our business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” beginning on page 14 of this prospectus and in Part I, Item 1A “Risk Factors” of our Annual Report on Form 10-K for the year ended June 30, 2019, as amended, which is incorporated by reference in this prospectus. You are encouraged to read that section in its entirety before making an investment decision. These risks include, but are not limited to, the following:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

•	Our ability to generate revenue from product sales is highly uncertain and we may never achieve or sustain profitability.

•	In order to obtain regulatory approval for and commercialize our product candidates, we will need to raise additional funding in the future, which may not be available on acceptable terms, or at all.

•

All of our product candidates are in preclinical or clinical development. Clinical drug development is expensive, time consuming and uncertain, and we may ultimately not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

•

Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval.

•	Success in animal studies or early clinical trials may not be indicative of results obtained in later trials.

•	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

•

Even if we complete the necessary clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate or the approval may be for a narrower indication than we expect.

•	We expect to rely on third parties to conduct and supervise our clinical trials, and if these third parties perform in an unsatisfactory manner, it may harm our business.

•

The insurance coverage and reimbursement status of newly-approved products is uncertain and failure to obtain or maintain adequate coverage and reimbursement for our products, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

•

Negative public opinion and increased regulatory scrutiny of gene therapy and genetic research may damage public perception of our product candidates or adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

•

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Corporate information

We were incorporated in Florida in January 1999 and reincorporated in Delaware in October 2003. Our common stock is traded on the Nasdaq Global Market under the symbol “AGTC.” Our principal executive offices are located at 14193 NW 119th Terrace, Suite #10, Alachua, Florida 32615, and our telephone number is (386) 462-2204. Our corporate website address is www.agtc.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We use “AGTC” and the double helix logo as trademarks in the United States and other countries. As of the date hereof, these trademarks have been registered in the United States, European Union and Japan.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any such companies.

The Offering

Common stock offered by AGTC	shares

Common stock to be outstanding after this offering	shares ( shares in the event the underwriters elect to exercise in full their over-allotment option to purchase additional shares from us)

Option to purchase additional shares	The underwriters have the option to purchase from us up to a maximum of additional shares of common stock. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise in full their over-allotment option, based on an assumed public offering price of $ per share, which was the last reported price of our common stock on the Nasdaq Global Market on , 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds from this offering to complete our ongoing phase 1/2 clinical trial and initiate a pivotal trial for our XLRP program; complete our ongoing phase 1/2 clinical trials for our ACHM program; advance our optogenetics program in collaboration with Bionic Sight; and for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	“AGTC”

The number of shares of our common stock to be outstanding after this offering set forth above is based on 18,218,402 shares of our common stock outstanding as of September 30, 2019. The number of shares of common stock to be outstanding after this offering excludes:

•

4,194,204 shares of common stock issuable upon the exercise of stock options outstanding under our equity incentive plans as of September 30, 2019, at a weighted average exercise price of $7.76 per share;

•	175,500 shares issuable upon vesting and settlement of restricted stock units outstanding under our equity incentive plans as of September 30, 2019; and

•	414,108 shares of our common stock that were available for future issuance under our equity compensation plans as of September 30, 2019.

Except as otherwise noted, all information in this prospectus:

•	assumes no exercise of outstanding options described above; and

•	assumes no exercise by the underwriters of their over-allotment option.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should consider carefully the risks described below and those discussed under the heading “Risk Factors” contained in our Annual Report on Form 10-K for the year ended June 30, 2019, as amended, which is incorporated by reference into this prospectus, together with the other information contained in this prospectus and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for us in connection with this offering. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose part or all of your investment.

Risks related to this offering

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities, potential acquisitions, in-licenses, or collaborations and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, as the public offering price of our common stock will be substantially greater than the net tangible book value per share of our common stock. Based on an assumed offering price of $            per share, which was the last reported price of our common stock on the Nasdaq Global Market on                 , 2020, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $            per share. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

Our board of directors and management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our board of directors and management will have broad discretion to use the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds, and we may not apply the net proceeds of this offering in ways that increase the value of your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

A significant portion of our total outstanding shares are eligible to be sold into the market, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of our common stock stockholders intend to sell shares, could cause the market price of our common stock to decline significantly.

Upon completion of this offering, based on our shares outstanding as of January 1, 2020, we will have                  shares of common stock outstanding based on the issuance and sale of                  shares of our common stock in this offering. Of these shares, only                 are subject to a contractual lock-up with the underwriters for this offering for a period of                days following this offering. The representatives of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time, which would allow for earlier sales of shares in the public market. The balance of our outstanding shares of common stock, including any shares purchased in this offering, may be resold into the public market immediately without restriction, unless owned or purchased by our affiliates.

In addition, as of January 1, 2020, we had outstanding stock options to purchase an aggregate of 4,112,347 shares of our common stock under our equity incentive plans and 168,000 outstanding restricted stock units (each restricted stock unit represents the right to receive one share of common stock upon vesting), and the issuance of all of these shares is registered under the Securities Act of 1933, as amended, or the Securities Act, on a registration statement on Form S-8. These shares, once vested and issued upon exercise, will be able to be freely sold in the public market, subject to the volume limits of Rule 144 under the Securities Act in the case of our affiliates and the lock-up agreements described above, to the extent applicable.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                  shares of our common stock in this offering will be approximately $        million, based on an assumed public offering price of $        per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $        million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of September 30, 2019, we had cash and cash equivalents of $71.1 million. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents as follows:

•	approximately $ million in external expenses related completing our ongoing phase 1/2 clinical trial and initiating a pivotal trial for our XLRP program;

•	approximately $ million in external expenses related to completing our ongoing phase 1/2 clinical trials for our ACHM program;

•	approximately $4.0 million related to advancing our optogenetics program in collaboration with Bionic Sight; and

•	the remainder for working capital and other general corporate purposes.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering, the amounts that we will actually spend on the uses set forth above or the timing of these expenditures. Due to the many variables inherent in the development of gene therapy products at this time, such as the timing of patient enrollment, the timing and results of preclinical animal studies and clinical trials, the timing of regulatory submissions and evolving regulatory requirements, competitive developments, the results of our commercialization efforts and acquisition and investment opportunities, the amount and timing of our actual expenditures will depend upon such variables and we cannot currently predict the stage of development we expect the net proceeds of this offering to achieve for our clinical studies and product candidates.

As a result, we will have broad discretion over the use of the net proceeds from this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue certain clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected. We reserve the right to change the use of the net proceeds from this offering as a result of the variables described above. Pending application of the net proceeds for specified purposes, we also intend to temporarily invest the proceeds in short-term interest bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents short-term investments and capitalization as of September 30, 2019 on:

•	An actual basis;

•

An as adjusted basis, giving effect to the sale of                  shares of our common stock offered in this offering, assuming a public offering price of $            per share, the last reported sales price for our common stock on the Nasdaq Global Market on                 , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table along with our historical consolidated financial statements and related notes and the other financial information included and incorporated by reference in this prospectus.

	As of September 30, 2019
	(in thousands except per share data)
	Actual	As Adjusted
Cash and cash equivalents	$16,272	$

Investments	$54,839		$54,839

Common stock, $0.001 par value; 150,000 shares authorized, 18,238 shares issued and 18,218 shares outstanding, actual; 150,000 shares authorized, shares issued and shares outstanding, as adjusted	18
Additional paid-in capital	215,168
Shares held in treasury: 20 shares, actual and as adjusted	(88)
Accumulated deficit	(147,125)

Total stockholders’ equity	$67,973	$

Total capitalization	$67,973	$

A $1.00 increase (decrease) in the assumed public offering price of $            per share, which is the last reported price of our common stock on the Nasdaq Global Market on                 , 2020, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total capitalization by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total stockholders’ equity and total capitalization by $            million, assuming the assumed public offering price of $            per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your equity interest in our company will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the as adjusted net tangible book value (deficit) per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of September 30, 2019 was $66.9 million, or $3.67 per share of common stock. Our historical net tangible book value (deficit) per share set forth below represents our total assets, excluding intangible assets, less our total liabilities, divided by the number of shares of our common stock outstanding on September 30, 2019.

After giving effect to the sale of                  shares of common stock in this offering at an assumed public offering price of $            per share, the last reported sales price of our common stock on the Nasdaq Global Market on                 , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value (deficit) as of September 30, 2019 would have been $            million, or $            per share. This represents an immediate increase in net tangible book value to existing stockholders of $            per share and an immediate dilution of $            per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this per share dilution:

Assumed public offering price		$
Historical net tangible book value (deficit) per share as of September 30, 2019	$3.67
Increase in net tangible book value per share attributable to investors participating in this offering

As adjusted net tangible book value per share after this offering		$

Dilution per share to investors participating in this offering		$

A $1.00 increase (decrease) in the assumed public offering price of $            per share, the last reported sales price of our common stock on the Nasdaq Global Market on                 , 2020, would increase (decrease) our as adjusted net tangible book value per share after this offering by approximately $            , and the dilution per share to new investors purchasing shares in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares to be issued in this offering. An increase (decrease) of 1,000,000 shares offered by us would increase (decrease) our as adjusted net tangible book value per share by $            , and (decrease) increase the dilution per share to new investors purchasing shares in this offering by $            , respectively, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined between us and the underwriters at pricing.

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value (deficit) will increase to $            per share, representing an immediate increase in adjusted net tangible book value (deficit) to existing stockholders of $            per share and an immediate dilution of $            per share to new investors.

The above discussion and table are based on 18,218,402 shares of our common stock outstanding as of September 30, 2019, and excludes:

•

4,194,204 shares of common stock issuable upon the exercise of stock options outstanding under our equity incentive plans as of September 30, 2019, at a weighted average exercise price of $7.76 per share;

•	175,500 shares issuable upon vesting and settlement of restricted stock units outstanding under our equity incentive plans as of September 30, 2019; and

•	414,108 shares of our common stock that were available for future issuance under our equity compensation plans as of September 30, 2019.

To the extent that any options are exercised, new options are issued under our equity incentive plans or we otherwise issue additional shares of common stock in the future at a price less than the public offering price, there may be further dilution to new investors purchasing common stock in this offering. In addition, we may also choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of January 1, 2020, by:

•	each person or entity, or group of affiliated persons or entities, known by us to beneficially own more than 5 percent of our common stock;

•	each of our directors and named executive officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 1, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Applied Genetic Technologies Corporation, 14193 NW 119th Terrace, Suite 10, Alachua, Florida 32615.

Each stockholder’s percentage ownership is determined in accordance with Rule 13d-3 under the Exchange Act and is based on 18,219,315 shares of our common stock outstanding as of January 1, 2020. The number of outstanding shares beneficially owned by each stockholder below was obtained from the most recent publicly filed information, as applicable. Amounts under the heading “Right to Acquire” represent shares that may be acquired upon exercise of outstanding stock options exercisable within 60 days of January 1, 2020. Each stockholder’s percentage ownership after the offering assumes the issuance of the                  shares of our common stock offered hereby and assumes no exercise of the underwriters’ over-allotment option.

Name of Beneficial Owner	Shares Outstanding	Right to Acquire	Total	Before the Offering	After the Offering
Stichting Aescap 2.0 (1)	1,805,761	—	1,805,761	9.9%
Entities affiliated with InterWest Partners (2)	1,455,904	—	1,455,904	8.0%
S.R. One, Limited (3)	1,410,247	—	1,410,247	7.7%
Intersouth Partners VI, L.P. (4)	1,214,455	—	1,214,455	6.7%
Dimensional Fund Advisors LP (5)	911,236	—	911,236	5.0%
Susan B. Washer (6)	28,408	687,831	716,239	3.8%
Mark S. Shearman, Ph.D. (7)	—	278,227	278,227	1.5%
Matthew Feinsod (8)	56,052	27,361	83,413	*
William Aliski, MPA (9)	8,500	18,333	26,833	*
Edward Hurwitz (10)	27,472	48,263	75,735	*
Scott Koenig, M.D., Ph.D. (11)	34,246	62,833	97,079	*
Ivana Magovcevic-Liebisch, Ph.D. (12)	3,000	48,263	51,263	*
James Rosen (13)	1,000	48,263	49,263	*
Anne VanLent (14)	—	44,000	44,000	*
All executive officers and directors (12 persons) (15)	163,078	1,678,900	1,841,978	9.3%

*	Less than 1%
(1)

This information is based on an amendment to Schedule 13G filed with the SEC on January 27, 2020 by Stichting Aescap 2.0, Privium Fund Management B.V., Inspirational Visions B.V. and Patrick Johan Hendrik Krol. Privium Fund Management B.V. is the fund manager of Stichting Aescap and Patrick Johan Hendrik Krol is the portfolio manager of Privium Fund Management B.V. and Inspirational Visions B.V. Stichting Aescap 2.0 has sole voting and dispositive power with respect to all of the shares of our common stock reported as beneficially owned by them and Inspirational Visions B.V. has sole voting and dispositive power with respect to all of the shares of our common stock reported as beneficially owned by them. The address of Inspirational Visions B.V. is Barbara Strozzilaan 101, 1083 HN Amsterdam, The Netherlands. The address of each of Stichting Aescap 2.0, Privium Fund Management B.V. and Patrick Johan Hendrik Krol is Gustav Mahlerplein 3, 1082 MS, Amsterdam, The Netherlands.
(2)

This information is based on a Schedule 13G filed with the SEC on February 14, 2019 by InterWest Partners VIII, LP, InterWest Investors VIII, LP, InterWest Investors Q VIII, LP, InterWest Management Partners VIII, LLC, Gilbert H. Kliman and Arnold L. Oronsky. InterWest Management Partners VIII, LLC is the general partner of InterWest Partners VIII, LP, InterWest Investors VIII, LP, InterWest Investors Q VIII, LP, and has sole voting and investment control over the shares held by each of them. Gilbert H. Kliman and Arnold L. Oronsky are the managing directors of InterWest Management Partners VIII, LLC. Each of the managing directors share voting and dispositive power over the shares held by the entities affiliated with InterWest Partners and Mr. Oronsky has sole voting a dispositive power over 28,263 shares. The address for these entities is c/o InterWest Partners, 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(3)	Based on information provided to the Company in May 2018 by S.R. One, Limited. The address of S.R. One, Limited is 161 Washington Street, Suite 500, Conshohocken, Pennsylvania 19428.
(4)

Based on information provided to the Company in May 2018 by Intersouth Partners VI, L.P., whose address is 102 City Hall Plaza, Suite 200, Durham, North Carolina 27701. Mitchell Mumma and Dennis Dougherty are the managing members of Intersouth Associates VI, LLC, the sole general partner of Intersouth Partners VI, L.P., and share the power to vote or direct the voting of and to dispose or direct the disposition of the shares of our common stock held by Intersouth Partners VI, L.P.

(5)

This information is based on a Schedule 13G filed with the SEC on February 8, 2019 by Dimensional Fund Advisors LP. Dimensional Fund Advisors LP has sole voting power with respect to 876,741 shares and sole dispositive power with respect to 911,236 shares. The address of Dimensional Fund Advisors LP is Building One, 6300 Bee Cave Road, Austin, Texas, 78746.

(6)	Excludes 191,668 shares subject to outstanding stock options that are not exercisable within 60 days of the date of the table.
(7)	Excludes 119,773 shares subject to outstanding stock options that are not exercisable within 60 days of the date of the table.
(8)	Excludes 95,139 shares subject to outstanding stock options that are not exercisable within 60 days of the date of the table.
(9)	Excludes 26,667 shares subject to outstanding stock options that are not exercisable within 60 days of the date of the table.
(10)

Includes 1,800 shares held by the Hurwitz/Lichtenfeld Revocable Trust over which Mr. Hurwitz, as a trustee and a beneficiary, may be deemed to exercise voting and investment control. Excludes 10,000 shares subject to outstanding stock options that are not exercisable within 60 days of the date of the table.

(11)	Excludes 10,000 shares subject to outstanding stock options that are not exercisable within 60 days of the date of the table.
(12)	Excludes 10,000 shares subject to outstanding stock options that are not exercisable within 60 days of the date of the table.
(13)	Excludes 10,000 shares subject to outstanding stock options that are not exercisable within 60 days of the date of the table.
(14)	Excludes 10,000 shares subject to outstanding stock options that are not exercisable within 60 days of the date of the table.
(15)	Excludes 871,770 shares subject to outstanding stock options that are not exercisable within 60 days of the date of the table.

DESCRIPTION OF CAPITAL STOCK

The following section contains a description of our common stock and other securities that we have issued from time to time. Our authorized capital stock consists of 150,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of January 1, 2020, we had 18,219,315 shares of common stock issued and outstanding, 4,112,347 shares of common stock potentially issuable pursuant to outstanding stock options and 168,000 shares of common stock potentially issuable upon vesting and settlement of outstanding restricted stock units. As of January 1, 2020, there were 24 holders of record of our common stock.

Common Stock

Voting rights. Holders of our common stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders. The election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Other matters subject to a vote by our stockholders are decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our common stock does not have cumulative voting rights.

Dividends. Subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors.

Liquidation and dissolution. In the event of our liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of our preferred stock, the holders of shares of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders.

Other rights and restrictions. Our certificate of incorporation does not permit us to redeem shares of our common stock at our election, provide for a sinking fund with respect to our common stock or provide for the granting of preemptive rights to any stockholder. All outstanding shares are fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized, without stockholder approval, from time to time to issue up to 5,000,000 shares of preferred stock in one or more series, each of the series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

Options

As of January 1, 2020, options to purchase 4,112,347 shares of our common stock were outstanding under our equity compensation plans, at a weighted average exercise price of $7.75 per share.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Provisions of Delaware law and our certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of the corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our certificate of incorporation and by-laws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors and some of our officers. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Our certificate of incorporation and by-laws also provide for our board of directors to be divided into three classes, with each class serving staggered three-year terms. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Listing on the Nasdaq Global Market

Our common stock is listed on the Nasdaq Global Market under the symbol “AGTC.”

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq Listing Rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the public offering price not to exceed $            per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our executive officers, directors and certain of our stockholders have agreed that, for a period of                days from the date of this prospectus, we and they will not, without the prior written consent of                 , dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock.                in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Our common stock is listed on the Nasdaq Global Market under the symbol “AGTC”.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that our portion of the total expenses of this offering will be $        . We have agreed to reimburse the underwriters for certain expenses in an amount up to $            .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, on the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the managers for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an offer to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong), other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Foley Hoag LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by                .

EXPERTS

The financial statements of Applied Genetic Technologies Corporation at June 30, 2019 and 2018, and for each of the two years in the period ended June 30, 2019, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus. We do not incorporate the contents of our website into this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition. The following documents are incorporated by reference into this prospectus:

•

our annual report on Form 10-K for the fiscal year ended June 30, 2019, filed with the SEC on September  26, 2019, as amended by the amendment to our annual report on Form 10-K/A, filed on October 29, 2019;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 12, 2019;

•	our current reports on Form 8-K filed with the SEC on July 26, 2019, August 2, 2019, December 2, 2019, December 9, 2019 and January 10, 2020;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on November 4, 2019; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 24, 2014.

In addition, we incorporate by reference all documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of offerings under this prospectus and on or after (1) the date of the initial registration statement and prior to the effectiveness of the registration statement and (2) the date of effectiveness of the registration statement until the date on which this registration statement has been withdrawn. These documents will become a part of this prospectus from the date that the documents are filed with the SEC. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information filed or furnished pursuant to Item 2.02 or Item 7.01, unless such Form 8-K expressly provides to the contrary.

Upon oral or written request and at no cost to the requester, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request copies of these filings, at no cost, by writing to us at Applied Genetic Technologies Corporation, 14193 NW 119th Terrace, Suite #10, Alachua, Florida 32615, Attention: General Counsel, telephone number (386) 462-2204.

In addition, copies of any or all of the documents incorporated herein by reference may be accessed at our website at www.agtc.com. The information on such website is not incorporated by reference and is not a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

The SEC also maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

We are subject to the informational and periodic reporting requirements of the Exchange Act. We file periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm. We also maintain a website at www.agtc.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website is not a part of this prospectus.

            Shares

Common Stock

Applied Genetic Technologies Corporation

Prospectus

                    , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with this offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount
Securities and Exchange Commission registration fee		$4,543.00
FINRA filing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors and officers in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents. In addition, we have entered into indemnification agreements with each of our directors that are broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In the underwriting agreement, if any, entered into with respect to an offering of securities registered hereunder, the underwriters will agree to indemnify, under certain conditions, us, our directors, certain of our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit number	Description

1.1+	Form of Underwriting Agreement

3.1	Fifth Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2014)

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2014)

4.1	Specimen certificate evidencing shares of common stock (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

5.1+	Opinion of Foley Hoag LLP

10.1	Lease Agreement made as of April 10, 2015, by and between Alachua Foundation Park Holding Company, LLC and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ending June 30, 2015 (File No. 001-36370))

10.2*	Employment Agreement dated as of August 29, 2019 between Applied Genetic Technologies Corporation and Mark S. Shearman (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ending June 30, 2019 (File No. 001-36370))

10.3*	Employment Agreement dated as of August 29, 2019 between Applied Genetic Technologies Corporation and Stephen W. Potter (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ending June 30, 2019 (File No. 001-36370))

10.4*	Employment Agreement dated as of September 26, 2014 between Applied Genetic Technologies Corporation and Susan B. Washer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, event date September 26, 2014, filed on October 2, 2014 (File No. 001-36370))

10.5†	Collaboration and License Agreement dated as of July 1, 2015 by and between Biogen MA Inc., and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ending June 30, 2018 (File No. 001-36370))

10.6	Common Stock Purchase Agreement dated as of July 1, 2015 by and between Biogen MA Inc., and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ending June 30, 2015 (File No. 001-36370))

Exhibit number	Description

10.7†	Manufacturing License and Technology Transfer Agreement dated as of July 1, 2015 by and between Biogen MA Inc., and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ending June 30, 2018 (File No. 001-36370))

10.8†	Second Amendment to Non-exclusive License Agreement, made and effective as of June 29, 2015, by and between The UAB Research Foundation, Inc. and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ending June 30, 2015 (File No. 001-36370))

10.9†	Omnibus Amendment to Standard Exclusive License Agreement with Sublicensing Terms, made and effective as of July 1, 2015, by and between the University of Florida Research Foundation, Inc., the University of Florida Board of Trustees, John Hopkins University and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ending June 30, 2015 (File No. 001-36370))

10.10†	Omnibus Amendment to Standard Exclusive License Agreement with Know How and Standard Non-Exclusive License Agreement, made and effective as of June 30, 2015, by and between the University of Florida Research Foundation, Inc. and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the year ending June 30, 2015 (File No. 001-36370))

10.11	Lease Agreement made as of September 19, 2011, by and between Thomson-Davis Enterprises, LLC and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.12†	Standard Exclusive License Agreement with Sublicensing Terms, effective as of October 7, 2003, by and between the University of Florida Research Foundation, Inc., Johns Hopkins University and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.13†	First Amendment to Standard Exclusive License Agreement with Sublicensing Terms, made as of November 2004, by and between the University of Florida Research Foundation, Inc., Johns Hopkins University and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.14†	Second Amendment to Standard Exclusive License Agreement with Sublicensing Terms, made as of February 25, 2009, by and among Applied Genetic Technologies Corporation, the University of Florida Research Foundation, Inc. and Johns Hopkins University (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.15†	Non-Exclusive License Agreement with Sublicensing Terms, made as of January 19, 2006, by and between The UAB Research Foundation, Inc. and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.16†	Standard Non-Exclusive License Agreement, effective as of September 18, 2012, by and between the University of Florida Research Foundation, Inc. and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-193309))

10.17†	Standard Exclusive License Agreement with Know How, effective as of November 5, 2012, by and between the University of Florida Research Foundation, Inc. and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

Exhibit number	Description

10.18*	Applied Genetic Technologies Corporation 2001 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.19*	Applied Genetic Technologies Corporation 2011 Stock Incentive Plan, as amended, and forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.20*	Applied Genetic Technologies Corporation 2013 Equity And Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.21*	Applied Genetic Technologies Corporation 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.22	Form of Indemnification Agreement for Directors Associated with an Investment Fund (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.23	Form of Indemnification Agreement for Directors Not Associated with an Investment Fund (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.24†	Second Amendment After Restated Amendment to License Agreement, made and effective as of January 10, 2014, by and between the University of Florida Research Foundation, Inc. and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.25†	Fourth Amendment to Standard Exclusive License Agreement with Sublicensing Terms, made as of December 17, 2013 by and between the University of Florida Research Foundation, Inc., Johns Hopkins University and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form S-1 (File No. 333-193309))

10.26†	First Amendment to Non-Exclusive License, made as of March 28, 2014, by and between the UAB Research Foundation, Inc. and Applied Genetic Technologies Corporation (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form S-1 (File No. 333-197385))

10.27*	Employment Letter Agreement dated as of July 26, 2017 between Applied Genetic Technologies Corporation and William A. Sullivan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2017)

10.28*	Employment Letter Agreement dated as of July 29, 2019 between Applied Genetic Technologies Corporation and Matthew Feinsod (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2019 (File No. 001-36370))

10.29*	Employment Agreement dated as of August 29, 2019 between Applied Genetic Technologies Corporation and Brian Krex (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ending June 30, 2019 (File No. 001-36370))

23.1^	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2+	Consent of Foley Hoag LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

101.INS**	XBRL Instance Document

Exhibit number	Description

10.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Management contract or compensatory plan or arrangement
^	Filed herewith
+	To be filed by amendment
**	Previously filed
†	We have omitted portions of this exhibit, for which confidential treatment has been granted.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alachua, State of Florida, on the 29th day of January, 2020.

APPLIED GENETIC TECHNOLOGIES CORPORATION

By:	/s/ Susan B. Washer
Susan B. Washer
President and Chief Executive Officer

POWER OF ATTORNEY

NOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Susan B. Washer and William A. Sullivan as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Susan B. Washer Susan B. Washer	Chief Executive Officer, President and Director (Principal Executive Officer)	January 29, 2020

/s/ William A. Sullivan William A. Sullivan	Chief Financial Officer (Principal Financial and Accounting Officer)	January 29, 2020

/s/ Scott Koenig Scott Koenig	Director	January 29, 2020

/s/ William Aliski William Aliski	Director	January 29, 2020

/s/ Ed Hurwitz Ed Hurwitz	Director	January 29, 2020

/s/ Ivana Magovcevic-Liebisch Ivana Magovcevic-Liebisch	Director	January 29, 2020

Signature	Title	Date

/s/ Anne VanLent Anne VanLent	Director	January 29, 2020

/s/ James Rosen James Rosen	Director	January 29, 2020